

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Julie Baron
Chief Financial Officer
Trean Insurance Group, Inc.
150 Lake Street West
Wayzata, MN 55391

      Re: Trean Insurance Group, Inc.
          Form 10-K Filed March 26, 2021
          File No. 001-39392

Dear Ms. Baron:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K Filed March 26, 2021

Item 1. Business, page 6

1.   Please revise future filings to more clearly compare and contrast the economics, revenue model, reinsurance strategies and other key characteristics between business with Program Partners and Owned MGA's. For example, explain if one is generally more profitable than the other, the magnitude of fees in the profitability of each, if and how the revenue and profitability profile may change as the Program Partner relationship matures, the extent and type of reinsurance used for each, etc.

Issuing carrier services, page 12

2.   Please revise future filings to quantify the revenue from issuing carrier services for each period presented and disclose where they are presented in the income statement.

Reinsurance, page 15

3.   Please revise future filings to discuss the magnitude of each type of reinsurance used (i.e.

quota share and catastrophe XOL) including the impact of each type on your financial results.

Investments, page 19

4.   We note your disclosure that as of December 31, 2020, you had $174.7 million of funds held under reinsurance treaties, that these funds are held in separate accounts for the benefit of your Program Partners, and that the funds withheld assets and associated investment income belong to your various Program Partners. Please revise future filings to disclose which party manages the investments. Also, please tell us how you considered whether this arrangement resulted in an embedded derivative. Refer to guidance in ASC 815-15-55-107. If you have an embedded derivative, please revise future filings to disclose how you account for it and provide appropriate information for investors to understand it's impact on your financial reporting. For example, disclose:

- the value of the embedded derivative at each period end,
- how you measure the embedded derivative and where you present it in your balance sheet and income statement, and
- the information required by ASC 820-10-50 and ASC 815-10-50.

5.   Please tell us and revise future filings as appropriate to clarify why the amount of funds held disclosed on page 114 of $143,528 thousand is different than the amount disclosed on pages 96, 19, etc. of $174,704 thousand.

Note 11. Accounts Payable and Accrued Expenses, page 104

6.   We note "Amounts retained for the accounts of others" increased significantly and totaled $41.6 million at December 31, 2020. Please revise your MD&A in future filings to provide additional information related to the nature of and business reasons related to these items and describe any trends.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance